USA VIDEO INTERACTIVE CORP.

December 23, 2005

06010052

SEC MAIL PROCESSING
RECEIVED
JAN 03 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP

USA Video Interactive Corp. – Options Proposed

December 23, 2005 - OLD LYME, CONNECTICUT- USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**

USA Video Interactive Corp. (the "Company") has granted stock options to certain directors, officers, employees and consultants of the Company for the purchase of a total of Four Million Eight Hundred Ten Thousand (4,810,000) common shares in the capital stock of the company. The options are exercisable at a price of $0.10 US ($0.117 Cdn.) per share on or before December 23, 2007. The options have been granted pursuant to the Company's Stock Option Plan, which was approved by the Shareholders of the Company at the Annual General Meeting, held on September 7, 2005.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

MediaSentinel™ is a trademark of USA Video Interactive Corp.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.